SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

American Shared Hospital Services

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

029595-10-5

(CUSIP Number)

Raymond C. Stachowiak

c/o American Shared Hospital Services

Four Embarcadero Center, Suite 3700

San Francisco, California 94111-4107

Tel. No.: (415) 788-5300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

With a Copy to:

Robert B. Murphy, Esq.

Dykema Gossett PLLC

1300 I Street, N.W., Suite 300 East

Washington, DC 20005

Tel. No.: (202) 906-8721

August 22, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Page 1 of 4 Pages

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

1.	Names of Reporting Persons. Raymond C. Stachowiak
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 711,389
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 711,389
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 711,389
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 12.89%*
14.	Type of Reporting Person (See Instructions) IN

* Based on 5,364,370 shares of common stock reported as outstanding by the Issuer as of February 10, 2016.

Page 2 of 4 Pages

This Amendment No. 2 (“Amendment”) amends and supplements the Schedule 13D originally filed on June 17, 2014, as amended on October 28, 2014 (“Original Schedule 13D”), by Mr. Raymond C. Stachowiak (“Reporting Person”), relating to the class of common stock, no par value (“Common Stock”) of American Shared Hospital Services, a California corporation (“Issuer”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Original Schedule 13D.

Information given in response to each Item herein shall be deemed incorporated by reference in all other Items, as applicable.

Item 5.            Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D to include the shares of Common Stock underlying the currently exercisable Warrant as set forth below:

(a)            The Reporting Person beneficially owns 711,389 shares of Common Stock, representing approximately 12.89% of the outstanding shares of Common Stock, including 100,000 shares underlying the Warrant and 55,589 shares that may be acquired by the Reporting Person within the next 60 days.

(b)            The Reporting Person has sole power to vote and to dispose of 711,389 shares of Common Stock.

(c)            Inapplicable.

(d)            Inapplicable.

(e)            Inapplicable.

Page 3 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 16, 2016.

/s/ RAYMOND C. STACHOWIAK
Raymond C. Stachowiak

Page 4 of 4 Pages